UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 333-41544

SATIXFY COMMUNICATIONS LTD.

(Exact name of registrant as specified in its charter)

12 Hamada St., Rehovot 670315

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

EXPLANATORY NOTE

As previously announced, SatixFy Communications Ltd. (the “Company”) consummated a business combination with Endurance Acquisition Corp. (“Endurance”) on October 27, 2022 (the “Closing”). In connection with the business combination, Satixfy issued 1,000,000 warrants of SatixFy to purchase SatixFy ordinary shares, no par value per share, at a price of $11.50 per share (the “Old PIPE Warrants”) to certain investors (the “PIPE Investors”) pursuant to subscription agreements (the “Subscription Agreements”) entered into in connection with the PIPE financing that was consummated concurrently with the Closing (the “PIPE Financing”). The Old PIPE Warrants are substantially identical to the warrants issued by Endurance in its initial public offering but were issued under a separate warrant agreement. In order to facilitate the listing of the Old PIPE Warrants and enhance liquidity for the warrants, Satixfy exchanged the Old PIPE Warrants for new warrants issued under the warrant agreement governing the public warrants on a one-for-one basis.

The new warrants have the same terms as the outstanding public warrants of SatixFy (NYSE:SATX-WSA) and are identical to the public warrants, except that they will bear restrictive legends until they are resold by the applicable PIPE Investors pursuant to an effective registration statement or Rule 144 under the Securities Act (and thereafter will trade under the same ticker symbol as the public warrants). As a result of the exchange, all warrants of SatixFy are governed by the warrant agreement governing the public warrants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATIXFY COMMUNICATIONS LTD.

By:	/s/ Oren Harari
	Name:	Oren Harari
	Title:	Interim Chief Financial Officer

Date: January 13, 2023